[Letterhead of Vinson & Elkins L.L.P.]

May 23, 2011

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Lone Pine Resources Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed May 11, 2011

File No. 333-171123

Dear Mr. Schwall:

On behalf of Lone Pine Resources Inc. (the “Registrant”), in this letter, we set forth the responses of the Registrant to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 19, 2011, and the oral comment of the Staff dated May 20, 2011 (collectively, the “Comment Letter”), with respect to the above-captioned filing.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter.  The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

In addition, the Registrant has filed through EDGAR as correspondence and separately forwarded courtesy copies of Amendment No. 7 (“Amendment No. 7”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show changes from Amendment No. 6 to the Registration Statement filed with the Commission through EDGAR on May 11, 2011.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant, the Registrant’s parent, Forest Oil Corporation (“Forest”), and Forest’s wholly-owned subsidiary, Canadian Forest Oil Ltd. (“CFOL”).

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

General

1.                        We note your disclosure at page 41 that the offering and the spin-off will be conditioned upon, among other things, Forest Oil Corporation’s receipt of a private letter ruling from the IRS, and/or an opinion of its outside tax advisor, to the effect that the contribution by Forest of its direct and indirect ownership interest in Canadian Forest Oil Ltd. to you and the distribution by Forest of the shares of your common stock held by Forest after the offering should qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. We also note your response to comment 9 in our letter dated February 22, 2011 that you intend to seek acceleration of the registration statement following the receipt of such private letter ruling or tax opinion. Please revise your filing to provide updated disclosure regarding your receipt of such private letter ruling or opinion of counsel.

Response:  The Registrant has revised its disclosure to reflect the receipt of a tax opinion by Forest from its outside tax advisor to the effect that the contribution by Forest of its direct and indirect ownership interest in CFOL to the Registrant and the distribution by Forest of the shares of the Registrant’s common stock held by Forest after the offering should qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code.  Please see pages 8, 41, 184, 191, and 208 of Amendment No. 7.

2.                        We note from your registration fee table that your registration statement is intended to cover the offer and sale of common stock, including the associated preferred share purchase rights. Please obtain and file a revised legal opinion regarding the legality of such preferred share purchase rights. See Item 601(b)(5) of Regulation S-K.

Response:  The Registrant has revised the legal opinion of Vinson & Elkins L.L.P. filed as Exhibit 5.1 as requested and re-filed Exhibit 5.1.

3.                        In connection with the risk factor disclosure on page 29, supplementally provide, with a view to disclosure, whether the Registrant has been cited, found in violation of, or sued for environmental issues, including and without limitation, with respect to the Registrant’s hydraulic fracturing operations.  If so, please provide how many, the circumstances for each, and the penalties, if any.

Response:  Neither the Registrant nor CFOL has been cited, found in violation of, or sued for environmental issues with respect to its fracture stimulation operations.  Further, neither entity (i) has been involved in litigation during the last three years over alleged environmental violations, (ii) has been ordered to pay any monetary fine or penalty during the last three years with respect to alleged environmental violations, or (iii) is currently facing any type of enforcement action or other regulatory proceeding involving alleged environmental violations.  Since January 1, 2008, CFOL has self-

reported to the applicable environmental regulators with respect to 12 non-extraordinary spills.  CFOL has fully remediated 10 of these spills and is in the process of completing remediation on the remaining two.  These spills involved salt water and crude oil, and the volumes involved ranged from approximately six to 207 bbls.  In addition, in 2009, a non-affiliated operator on one property in which CFOL owns a minority working interest self-reported a spill involving approximately 140 bbls of diesel fuel; the operator fully remediated this spill.

Please direct any questions that you have with respect to the foregoing to Shelley A. Barber at (212) 237-0022.

Very truly yours,

/s/ Shelley A. Barber
Shelley A. Barber

cc:           Douglas V. Brown

Cyrus D. Marter IV

Alan P. Baden